UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

2 Leonardo Da Vinci Street, 24th Floor
Tel Aviv, Israel 6473309
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

On February 3, 2025, Perion Network Ltd. (the “Registrant” or “Perion”) issued a press release titled “Perion Announces Transformational ‘Perion One’ Strategy, Unifying All of Its Technologies and Brands”. A copy of this press release with the open CEO letter enclosed therein is furnished as Exhibit 99.1 herewith.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Elad Tzubery Name: Elad Tzubery Title: Chief Financial Officer

Date: February 3, 2025